UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for September, 2018
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.d
Enclosures: SASOL LIMITED - ANNOUNCEMENT REGARDING DEALINGS IN
SECURITIES BY A DIRECTOR AND THE COMPANY SECRETARY, AND
DIRECTORS AND THE COMPANY SECRETARY OF MAJOR SUBSIDIARIES OF
SASOL

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL
NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896
US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “Company”)

DEALINGS IN SECURITIES BY A DIRECTOR AND THE COMPANY SECRETARY, AND
DIRECTORS AND THE COMPANY SECRETARY OF MAJOR SUBSIDIARIES OF
SASOL

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements
(“Listings Requirements”), Sasol hereby announces that directors and the Company
Secretary of Sasol, and directors and the Company Secretary of major subsidiaries of Sasol have, in terms of the Sasol Long-Term Incentive Plan, been issued shares in terms of previously accepted grants that have vested, as set out below.
Vesting date:
21 September 2018
Class of shares:
Sasol ordinary shares
Initial issue price per right:
R0.00
Nature of Transaction:
Sale of shares on-market
Nature and extent of interest:
Direct beneficial
Surname and
initials
Designation
Company
Number
of
shares
Price per
share
(ZAR)
Total value
of the
transaction
(ZAR)
Nqwababa, B Director Sasol Limited 3 802 550.12        2 091 556.24
Victor, P Director
Sasol Limited
Sasol (USA)
Corporation
Sasol Oil (Pty) Ltd
1 345 550.12 739 911.40
Kahla, V D
Company
Secretary
Sasol Limited
6 541 550.12       3 598 334.92
Director
Sasol (USA)
Corporation
Sasol Oil (Pty) Ltd
Sasol South Africa
Limited
Klingenberg, B E Director Sasol Oil (Pty) Ltd 7 563 550.12        4 160 557.56
Radebe, M Director Sasol Oil (Pty) Ltd 2 661 550.12        1 463 869.32
Baijnath, B Director
Sasol South Africa
Limited
2 360 550.12        1 298 283.20
Booley, T Director
Sasol Oil (Pty) Ltd
Sasol South Africa
Limited
2 958 550.12        1 627 254.96
Cameron, E
Director
Sasol Oil (Pty) Ltd
2 894 550.12        1 592 047.28
Du Toit, M
Company
Secretary
Sasol South Africa
Limited
1 687 550.12 928 052.44
Khoele, G L
Director Sasol Oil (Pty) Ltd 856 550.12 470 902.72

Laxa, R M Director
Sasol South Africa
Limited
1 543 550.12 848 835.16
Solomon, M S Director
Sasol South Africa
Limited
851 550.12 468 152.12
Vesting date:
21 September 2018
Class of shares:
Sasol ordinary shares
Initial issue price per right:
R0.00
Nature of Transaction:
Retention of vested shares off-market
Nature and extent of interest:
Direct beneficial
Surname and
initials
Designation              Company
Number
of
shares
Price per
share
(ZAR)
Total value
of the
transaction
(ZAR)
Nqwababa, B
Director Sasol Limited 4 375 559.64       2 448 425.00
Victor, P
Director
Sasol Limited
Sasol (USA)
Corporation
Sasol Oil (Pty) Ltd
1 549 559.64 866 882.36
Radebe, M
Director Sasol Oil (Pty) Ltd 3 063 559.64        1 714 177.32
Baijnath, B
Director
Sasol South Africa
Limited
2 717 559.64        1 520 541.88
Solomon, M S
Director
Sasol South Africa
Limited
981 559.64 549 006.84

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for all the transactions set out above.

26 September 2018
Johannesburg

Sponsor: Deutsche Securities (SA) Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 26 September 2018
By: /s/ V D Kahla
Name:  Vuyo Dominic Kahla
Title:   Company Secretary